1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

May 20, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Laudus Trust Post-Effective Amendment No. 84 to Registration Statement on Form N-1A (File Nos. 33-21677 and 811-05547)

Ladies and Gentlemen:

Our client, Laudus Trust (the “Trust”), has enclosed, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment (“PEA”) No. 84 to the Trust’s registration statement on Form N-1A, together with all Exhibits thereto (“Registration Statement”), under the 1933 Act and Amendment No. 87 to the Registration Statement under the Investment Company Act of 1940, as amended. This PEA relates to the following series of the Trust: Laudus Mondrian International Equity Fund, Laudus Mondrian Emerging Markets Fund, Laudus Mondrian Global Government Fixed Income Fund and Laudus Mondrian International Government Fixed Income Fund. This PEA is being filed to reflect changes to the names and related non-fundamental investment policies of the Laudus Mondrian Global Government Fixed Income Fund and Laudus Mondrian International Government Fixed Income Fund.

As counsel to the Trust, we hereby request, in reliance upon Securities Act Release No. 6510 and Investment Company Act Release No. 13768 (February 15, 1984), that this PEA No. 84 receive selective review from the Securities and Exchange Commission and its staff of the changes to the Laudus Mondrian Global Government Fixed Income Fund and Laudus Mondrian International Government Fixed Income Fund contained herein because the additional disclosures set forth in this PEA No. 84 are “not substantially different”1 from the disclosures that the Trust previously filed in PEA No. 82 to the Trust’s registration statement on From N-1A.

[1]	See Investment Company Act Rel. No. 13768

May 20, 2014

Please contact Stephen T. Cohen at (202) 261-3304 or me at (202) 261-3305 with any questions or comments.

Sincerely,

/s/ Douglas P. Dick
Douglas P. Dick